Exhibit 99.8
Lock-Up Letter Agreement
September 15, 2006
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, Illinois 60069
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, N.Y. 10010-3629
Dear Sirs:
     As an inducement to Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Deutsche Bank Securities Inc., as representatives (the “Representatives”) of the Underwriters, to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for common stock, $0.01 par value per share (the “Securities”) of ACCO Brands Corporation, and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that from the date hereof and until 90 days after the public offering date (the "Public Offering Date”) set forth on the final prospectus used to sell the Securities (the “Lock-Up Period”) pursuant to the Underwriting Agreement to which the Company is a party, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities. Notwithstanding the foregoing, the undersigned shall be able (i) to sell, assign or otherwise dispose of shares of Securities in connection with any foreclosure of pledged Securities pursuant to, and in accordance with, the terms of that certain Amended and Restated Credit Agreement, dated as of

April 26, 2002, as amended and as the same may be further amended, supplemented or restated, in connection with a refinancing or otherwise, among the undersigned, the financial institutions parties thereto and Harris N.A., as administrative agent, provided that Harris N.A. has agreed in writing to be bound by the restrictions described in this Agreement; (ii) to satisfy the exercise of currently outstanding options and warrants held by current and former officers and directors of the undersigned with shares of Securities, provided that any such officers or directors have agreed in writing to be bound by the restrictions described in this Agreement; and (iii) to cause LED I, LLC, a wholly owned subsidiary of the undersigned, to sell, assign or otherwise dispose of shares of Securities pursuant to, and in accordance with, the terms of that certain Variable Forward Purchase Contract entered into on November 21, 2005 by LED I, LLC with Deutsche Bank AG.
     The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue until and include the date 90 days after the Public Offering Date; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse waives, in writing, such extension.
     The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Selling Securityholders (as defined in the Underwriting Agreement) (in accordance with Section 11 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to an including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.
     The restrictions imposed herein during the Lock-up Period shall not apply to: (i) transfers or sales of Securities to the Company for the sole purpose of satisfying the exercise price and/or tax withholding obligations upon exercise of currently outstanding stock options; (ii) transfers of Securities or securities convertible into shares of Securities as a bona fide gift or gifts; or (iii) transfers of Securities or securities convertible into shares of Securities to any family member or to any trust, the beneficiaries of which are the transferor and/or his or her family members; provided, that in the case of the transactions described in (ii) and (iii) above, (a) each donee, distributee, transferee or recipient agrees to be bound in writing by the restrictions described in this Agreement prior to any such transfer and (b) no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made after the expiration of the Lock-Up Period). Any Securities received upon exercise of options granted to the undersigned will be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement.
     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.
     This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before December 31, 2006.

Very truly yours, LANE INDUSTRIES, INC.
By:	/s/ Richard R. Fabbrini
	Name:	Richard R. Fabbrini
	Title:	Senior Vice President and Chief Financial Officer